Exhibit 99.1

STRENGTH IN NUMBERS

2005

CORPORATE

REPORT

Who we are Alliance Atlantis (“the company”) offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. The company also co-produces and internationally distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada with a growing presence in the U.K. and Spain. The company’s common shares are listed on the Toronto Stock Exchange – trading symbols AAC.A and AAC.B.*

* TSX SYMBOL CHANGES FROM AAC.NV.B TO AAC.B ON MAY 10, 2006

Contents

Strength in Numbers	1
Financial Strength	2
The Power of Content	4
Message to Shareholders	5
Letter from Lead Director	9
Operating Highlights: Broadcasting	10
Entertainment	13
Motion Picture Distribution	16
Corporate Information	19

ON THE COVER LEFT TO RIGHT: CSI: NY, DESIGN INC., FANTASY CAMP, DESIGN RIVALS, CSI: MIAMI, HELL’S KITCHEN, TRAILER PARK BOYS, HOLMES ON HOMES, DEAD LIKE ME, CSI: CRIME SCENE INVESTIGATION

STRENGTH IN NUMBERS

BROADCASTING

13 OF THE COUNTRY’S BEST-LOVED SPECIALTY CHANNELS

Alliance Atlantis is one of Canada’s most dynamic broadcasters, and we are proud to provide Canadians with some of the best-loved programming from Canada and around the world. With channels that have well-developed, recognized brands and outstanding content, Alliance Atlantis is uniquely well-positioned in an expanding television universe.

#1 SERIES ON U.S. TELEVISION

ENTERTAINMENT

Alliance Atlantis co-owns, co-produces and internationally distributes (excluding the U.S.) CSI, one of the world’s most successful television franchises. CSI: Crime Scene Investigation, CSI: Miami and CSI: NY are consistently ranked as three of the most watched television shows on U.S. and Canadian television, and audiences around the world are embracing the franchise in growing numbers. In addition, we also license our library of approximately 1,000 titles representing 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world.

TOP TO BOTTOM: JAMIE’S SCHOOL DINNERS, HANDYMAN SUPERSTAR CHALLENGE, CSI: CRIME SCENE INVESTIGATION

The power of content  We are committed to expanding the way we deliver content to viewers by building on the strength of our brands and identifying new technologies that create opportunities to deliver content. Through our strong relationships with international partners and our innovative approach to marketing and programming, we are proud to bring viewers the best in Canadian and international content.

MOTION PICTURE DISTRIBUTION

Motion Picture Distribution LP (“the Partnership”) acquires the rights to and distributes movies in three major territories: Canada, the United Kingdom and Spain. The Partnership distributes new movie releases as well as its library of approximately 5,000 titles theatrically, on DVD and video, and to television broadcasters.

5,000 TITLES IN MOTION PICTURE DISTRIBUTION’S LIBRARY

TOP TO BOTTOM: NAKED JOSH, THE KUMARS AT NO. 42, BAND OF BROTHERS, BLACKPOOL, BLADE

FINANCIAL STRENGTH

As stewards of our shareholders’ capital, we work to ensure that we have the right combination of assets and an appropriate capital structure to build on our success. At Alliance Atlantis, we focus on a disciplined approach to executing critical strategic decisions while building from our position of financial strength.

3%	21%	137%
increase in revenue	increase in EBITDA*	increase in earnings per share

CONSOLIDATED REVENUE $ millions	CONSOLIDATED EBITDA* $ millions	EARNINGS PER SHARE

* EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION.

55%	$143.2	30%
decrease in interest expense	million increase in free cash flow	decrease in net debt

INTEREST EXPENSE $ millions	FREE CASH FLOW $ millions	NET DEBT (excluding Motion Picture Distribution) $ millions

THE POWER OF CONTENT

As technology drives change, we will ensure that Alliance Atlantis remains a leader in delivering high-quality content to consumers where, when, and how they want it. We are committed to actively exploring and pursuing opportunities for growth and expansion in the digital universe.

As a broadcaster, we have built a strong track record as a leader in providing targeted content to audiences and will continue to adapt to the changing needs of our customers.

30% INCREASE IN OVERALL VIEWERSHIP (AVERAGE MINUTE AUDIENCE) FOR OUR DIGITAL CHANNELS IN THE BROADCAST YEAR 2004–2005

There are a number of factors that have contributed to our past successes that we will continue to leverage in the future:

1.                   Our strategy of investing in and combining strong channel brands with exceptional programming and marketing has allowed us to deliver a substantial and growing subscriber base, and to successfully translate audience growth into solid and growing advertising sales revenues.

2.                   Our expansive library of Canadian and international content that we actively exploit in Canada and around the world.

3.                   The solid relationships we have built with independent producers provide us with opportunities to grow our market position as a leading content provider.

4.                   Our strong track record of providing audiences with content-driven brand experiences has led to increased audience numbers year after year.

TOP TO BOTTOM: 30 DAYS, THINGS THAT MOVE, PROJECT RUNWAY

Message to Shareholders

In 2005 our broadcasting channels and the CSI franchise continued to outperform, while the motion picture distribution business showed strength and resilience during a challenging year. Looking forward, we believe we are well-positioned to continue to grow our business and leverage our strengths in a changing environment. The transformation of our balance sheet and our more clearly focused business strategy will allow us to capitalize on growth opportunities that align with our strategic direction.

Phyllis N. Yaffe CHIEF EXECUTIVE OFFICER	Michael I. M. MacMillan EXECUTIVE CHAIRMAN

53% OF ALL TV VIEWING IN CANADA WAS TO PAY AND SPECIALTY DURING BROADCAST YEAR 2004–2005

What is your recipe for success?

Phyllis Yaffe: The results we achieved in 2005 reconfirm our confidence in the long-term strength of our assets. That said, I believe that our success and growth can be attributed to the talent and creativity of Alliance Atlantis’ greatest asset – our people. Our employees have worked hard to build and nurture relationships with our audiences by acquiring and commissioning the best in programming and supporting that content with highly effective marketing and publicity. And, once again in 2005, these efforts translated into strong subscriber and advertising sales growth. We’ve done a great job growing our broadcast business and, of course, we will continue to focus on growing and maximizing the value of both our broadcast business and the CSI franchise. At the same time, we are broadening our view of what it means to be a broadcaster and embracing the digital universe – and we are exploring ways to marry these two important priorities.

What were the objectives behind senior management changes made during 2005, in particular the appointment of Phyllis Yaffe as CEO?

Michael MacMillan: We wanted to ensure that we had the right people in the right roles at the right time. Reflecting on the accomplishments we have achieved over the past few years, the Board and I knew we were ready to enter the next phase of our growth and evolution as a company. Promoting Phyllis Yaffe to the position of Chief Executive Officer meaningfully recognized that she had, over the course of her successful tenure with the company, taken on responsibility for the day-to-day core business operations. She will continue to focus her efforts on growing our core business and leveraging the strength of our assets. By adding David Lazzarato as our Executive VP and Chief Financial Officer, we gained an individual with extensive experience in a related industry, telecom. David has followed through on the promise of disciplined execution, and his contribution to our strategic planning process has been invaluable. These changes have allowed me to focus on the longer-term objectives associated with ensuring we are well-positioned to grow our business and leverage our assets as our sector evolves and changes.

The “digital universe” is becoming a common term in the industry. What plans does Alliance Atlantis have to grow and evolve in this rapidly changing environment?

Phyllis Yaffe: Our vision is really quite simple. Alliance Atlantis strives to be a leader in viewer engagement by providing entertainment across all of the outlets and means that digital technology allows. The vision seeks to accomplish two goals. First, we want to continue to give our viewers what they want, when, where and how they want it by building on our success as a specialty broadcaster and as an international distributor of terrific programming. Second, we are committed to identifying new and innovative opportunities for growth. The evolution of our company will be a blend of achieving both of these goals, and I believe that the end result will be a deeper relationship with our customers by providing them with high-quality digital entertainment. As we begin this evolution, we will make the necessary investments needed to support this new phase of growth and opportunity.

What are your thoughts on consolidation in the sector?

Michael MacMillan: Obviously this topic generates a significant amount of discussion and speculation. We are very aware of changes in the media landscape, both in Canada and abroad. Our primary focus continues to be the long-term growth of our own business. If and when further industry consolidation comes, we intend to be in a position to choose the role we will play, and, frankly, we can do so now by virtue of the financial strength and operational focus we have achieved over the past few years. We think the best way to do this is to leverage our channels and ensure they grow into new digital opportunities.

“One thing we know for certain is that our content will no longer be simply programming for traditional television broadcast.”

– Phyllis Yaffe

Industry experts continue to argue that “content is king.” Back in 2003 you got out of producing programs for others almost entirely and focused instead on commissioning and acquiring content for your channels. What is your plan to ensure Alliance Atlantis can compete?

Phyllis Yaffe: We would certainly agree that content is king and our role as a content owner and distributor has evolved and matured over the years. We continue to focus our efforts on controlling, developing and financing content for use on our channels. Additionally, we are very aware of the importance of content given our role as co-owners of the CSI franchise, arguably one of the world’s most successful television franchises.

In 2003, we got out of the capital-intensive, low margin business of producing programs that were destined for channels other than our own. That decision, however, did not mean that we were no longer interested in content. Instead, we became more focused on the most efficient and effective way to develop and acquire content – particularly the content we use on our channels. Moving forward, one of our key priorities will be discovering new ways to deliver content to our viewers. This delivery may be through a number of different technologies including television, the Internet, or mobile phones. One thing we know for certain is that our content will no longer simply be programming for traditional television broadcast. That’s the nature of our business’ evolution. Looking to the future, understanding and potentially exploiting all these applications are part of our strategy to continue to grow the business.

Looking to the future, what impact will new technologies have on the industry as a whole and your business in particular?

Michael MacMillan: Certainly technological advances have provided and are expected to continue to provide opportunities for growth in the broadcast sector. New technologies that make it easier for people to watch programs when, where and how they want to are fundamentally good for us. This is a trend we’ve noticed with previous new technologies.

When we first decided to launch our digital channels in 2001, we were confident that the digital universe was where future growth opportunities existed. Our confidence has been rewarded with continually improving results for the channels. As expected, our eight digital channels, as a group, began to make a positive contribution to EBITDA during the fourth quarter of 2005. We are also pleased to note that recent research offers further support of our early and strong commitment to invest in digital channels. In 2005, the number of Canadian households that subscribe to digital television services surpassed five million. That means that more than half of the multichannel television households in the country are digital, and this figure is expected to grow to six million, or more than 60% of these television households in Canada, by the end of 2006.(1)

We have set a goal for ourselves to become a leader by engaging customers and providing them with digital entertainment. Now and in the future, our channels are our content, and we will focus on achieving greater control of content in an effort to leverage this to the benefit of our audiences and our content partners.

(1)               SOURCE: “DIGITAL TV SUBSCRIBER GROWTH CONTINUES TO ACCELERATE.” DECIMA RESEARCH, FEBRUARY 2, 2006.

5 MILLION CANADIAN HOUSEHOLDS SUBSCRIBED TO DIGITAL TELEVISION SERVICES IN 2005

What were the objectives of your capital structure review?

Phyllis Yaffe: We wanted to establish target debt levels for our business and determine appropriate uses of free cash flow beyond current reinvestment opportunities. We have targeted a Net Debt to EBITDA ratio of 1.5x to 2.5x excluding the motion picture distribution business. We believe this range provides us with the required flexibility and is not so restrictive that it forces us into capital allocation decisions with unattractive returns.

After considering various uses for free cash flow beyond current reinvestment opportunities, we came to the conclusion that investing in our own stock made the most sense.

During 2005 we began to systematically repurchase shares under our normal course issuer bid. At December 31, 2005 we had acquired and retired almost 500,000 non-voting shares. Going forward, we will monitor our capital structure in an effort to ensure that it remains optimized over time.

How is the CSI franchise performing? What do you see as future growth opportunities and value creation for CSI?

Phyllis Yaffe: We are very proud of the performance to date of the entire CSI franchise. In 2005, all three series were ranked in the top 15 shows on U.S. television – which is nothing short of phenomenal! As well, we continue to leverage the CSI franchise around the world, and international sales of CSI: Crime Scene Investigation, CSI: Miami and CSI: NY remain strong and continue to grow. The market for this product is now well established and we see continued upside in second window and DVD sales for the franchise worldwide.

Were you satisfied with the performance of the movie distribution business in 2005?

Phyllis Yaffe: We believe that the motion picture distribution business demonstrated strength and resilience during a particularly challenging year. The movie industry as a whole faced some challenges in 2005 and, despite this, the Partnership delivered solid results. In the past several months the business announced renewals of output deals with New Line Cinema and Focus Features, and subsequent to year end, it has entered into an output agreement with The Weinstein Company. These positive developments put the Canadian operations on very solid ground, while the European operations continue to grow.

Additionally, the creation of a new streamlined management structure at Motion Picture Distribution LP is a very positive move for the long-term growth of the business. These changes included the separation of the Chair and CEO roles which will allow the management team to focus their efforts in a more concentrated and effective way.

Phyllis N. Yaffe	Michael I. M. MacMillan
CHIEF EXECUTIVE OFFICER	EXECUTIVE CHAIRMAN

Letter from Lead Director

Anthony F. Griffiths

LEAD DIRECTOR

I am pleased to report that, in 2005, shareholders continued to benefit from a much improved financial position and an ongoing focus on the long-term strategic direction for Alliance Atlantis. Through the disciplined execution of the company’s strategic plan, Alliance Atlantis was able to surpass many of its corporate goals and objectives, achieving a number of impressive successes in 2005.

One of the most significant changes to the company that occurred in 2005 was the new senior management structure that was announced in June. As part of this change, Michael MacMillan, who was previously Chairman and Chief Executive Officer of Alliance Atlantis, assumed the role of Executive Chairman, while Phyllis Yaffe, who was previously Chief Operating Officer, was appointed Chief Executive Officer of the company. I am pleased to continue to serve as the Board’s Lead Director.

The Board of Directors is very excited about these changes, which were designed to further align the management structure with the corporate focus on maintaining exceptional performance while continuing strategic growth within the company’s core business. In addition, in November 2005, I was pleased to announce that Phyllis Yaffe was appointed to the Board of Directors, which will further strengthen the important relationship between the management team and the Board of Directors. The Board was also pleased to welcome Robert Steacy to the Board of Directors in March 2005 and Rupert Duchesne in March 2006. And finally, Pierre DesRoches has advised the Board that, after more than 10 years of service, he wishes to retire from the Board and will therefore not stand for re-election as a director at the Company’s 2006 annual shareholder meeting. On behalf of the Board of Directors I would like to thank Pierre for his important contributions over the past decade.

In addition to our ongoing work as Directors, in 2005 your Board was particularly focused on two very important priorities: enhancing Board effectiveness and improving upon our existing corporate governance practices.

Enhancing Board Effectiveness

As part of the strategic planning process for 2006, all Board members were active participants in the corporate planning exercise and joined the senior management team at a retreat to map out the corporate priorities and vision for the company. This allowed the Board to interact directly with members of the management team and gain a greater understanding and appreciation for the day-to-day operations across all areas of the company. This insightful context allowed us to work together to develop and agree on key objectives and priorities for the company.

We also focused on creating more opportunities for industry-specific continuing education for Directors, and brought a number of guest speakers to speak to the Board about emerging industry issues.

Improving our Existing Corporate Governance Practices

In 2005 the Board adopted a set of corporate governance guidelines to create a framework that will help to ensure the effective governance of the Corporation. Included in these guidelines is a mandate for the Board of Directors. Subsequent to year end, the Board also adopted a Charter of Expectations for Directors, which sets out the expectations, roles and responsibilities for all Directors on the Board.

I would like to thank all of the members of the Board of Directors for their invaluable contribution in 2005, and I look forward to continuing to work closely with my fellow Directors and management in 2006.

Anthony F. Griffiths

LEAD DIRECTOR

Operating Highlights

STRENGTH IN NUMBERS

BROADCASTING

We continue to be a leader in the Canadian specialty broadcast industry and our strategy of combining strong channel brands with exceptional content and marketing has enabled us to deliver a substantial subscriber base and successfully translate growing viewership into solid advertising sales growth.

CONTENT

HOLMES ON HOMES

20% GROWTH IN ADVERTISING SALES OVER THE PREVIOUS YEAR

5 OF OUR 8 DIGITAL CHANNELS RANKED IN THE TOP 10 AMONG DIGITAL CHANNELS FOR ADULTS 25–54 IN FALL 2005

•                       In 2005, total advertising sales increased by 20%, while subscriber revenues increased by 11%. These financial results are driven by consistently strong viewership and subscriber numbers.

•                       Our digital channels again outperformed the industry average, with an overall average minute audience (AMA) increase of 30% for the broadcast year.(2)

•                       Showcase Action continues to rank #1 among digital channels in Adults 25–54 average minute audience, and five of Alliance Atlantis’ eight new specialty channels (Showcase Action, Showcase Diva, BBC CANADA, National Geographic and IFC) ranked in the top 10 for Adults 25–54 among more than 47 digital channels in Fall of 2005.(3)

•                       Launched in 2001, six of our eight digital channels have over 1 million subscribers: Showcase Action, Showcase Diva, BBC CANADA, National Geographic, BBC Kids and IFC.*

•                       The company’s digital advertising revenues accounted for nearly 48% of the total new specialty advertising dollars spent in the industry in 2005. Alliance Atlantis Specialty networks represent eight out of the 47 networks included in this analysis.(4)

(2)               SOURCE: NIELSEN MEDIA RESEARCH: MO–SU 6A–6A AVERAGE MINUTE AUDIENCE ADULTS 25–54 BROADCAST YEAR 2003–2004=09/01/2003–08/29/2004 VS BROADCAST YEAR 2004–2005 – 08/30/2004–08/28/2005.

(3)               SOURCE: NIELSEN MEDIA RESEARCH: MO–SU 6A–6A AVERAGE MINUTE AUDIENCE 08/29/05–01/01/06.

(4)               SOURCE: THE TELEVISION BUREAU TIME SALES SURVEY, CALENDAR YEAR 2005.

2,000 HOURS OF CANADIAN PROGRAMMING ACQUIRED OR COMMISSIONED IN 2005

EACH OF OUR CHANNELS CARRIES A STRONG STRATEGIC BRAND AND ALIGNS WITH ONE OF OUR TWO CORE GENRES: “LIFESTYLE” AND “FACT & FICTION”.

TOP TO BOTTOM: LICENCE TO GRILL, CHARMED, THE MOM SHOW, WEEDS (RIGHT)

* BBC CANADA & NATIONAL GEOGRAPHIC SURPASSED 1 MILLION SUBSCRIBERS IN THE FIRST QUARTER OF 2006.

TOP TO BOTTOM: NEAT, RESCUE ME, KENNY VS. SPENNY

•                       Among our analog channels, the Food Network delivered record audience growth of 25% from Fall 2004 to Fall 2005.(5)

•                       The Canadian broadcast premiere of The Real Da Vinci Code on History Television attracted 628,000 viewers (2+), making it the highest-rated program to air in the network’s history.(6)

•                       In June, the company was recognized for excellence in marketing and was the recipient of 23 awards at the Promax & Broadcast Designers’ Association (BDA) conference in New York City. The “Thanks, Showcase” campaign was named the campaign that had the most overall impact and received the gold award for Total Package Design: Image On-Air and Print Combination.

•                       In 2005, Alliance Atlantis channels acquired or commissioned 2,000 hours of Canadian programming.

(5)               SOURCE: NIELSEN MEDIA RESEARCH: MO–SU 6A–6A AVERAGE MINUTE AUDIENCE, ADULTS 25–54, FALL 2004= 10/04/04–01/02/05, FALL 2005=10/03/05–01/01/06.

(6)               SOURCE: NIELSEN MEDIA RESEARCH: AVERAGE MINUTE AUDIENCE, VIEWERS 2+, 2 PLAY CUMULATIVE (9PM + 1AM), (03/23/05).

25% GROWTH IN AUDIENCE NUMBERS FOR THE FOOD NETWORK FROM FALL 2004 TO FALL 2005

SUGAR

BROADCASTING REVENUE

$ millions

BROADCASTING EBITDA

$ millions

Operating Highlights

STRENGTH IN NUMBERS

ENTERTAINMENT

In 2005, the CSI franchise continued to reach new milestones worldwide and delivered exceptional results. Strong ratings performance in the U.S. and international markets ensured that international sales of CSI: Crime Scene Investigation, CSI: Miami and CSI: NY remained strong and continue to grow.

CONTENT

TOP TO BOTTOM: CSI: CRIME SCENE INVESTIGATION, CSI: NY, CSI: MIAMI

In 2005, all three series were consistently ranked in the top 15 shows on U.S. television.(7)

In 2005, season six of CSI: Crime Scene Investigation was the #1 series on U.S. television, averaging 25.9 million viewers weekly.(8)

CSI: Crime Scene Investigation continues to captivate audiences, winning the 2006 People’s Choice Award for Favorite Drama Series – its fourth consecutive win in the category.

CSI: Miami was named the biggest hit TV series for 2005 on a global scale, a testament to the impact this series has had in international markets.(9)

In the U.S., CSI: NY began a very successful second season as the #1 show airing in its timeslot on Wednesdays and has seen solid growth in its ratings since the premiere episode aired on September 29, 2005.(10)

(7)               SOURCE: NATIONAL NIELSEN RATINGS: PRIMETIME STD RANK – REGULAR PROGRAMS FOR DEMOGRAPHIC PER2+ FOR 09/09/05 TO 01/01/06.

(8)               SOURCE: NATIONAL NIELSEN RATINGS: PRIMETIME STD RANK – REGULAR PROGRAMS FOR DEMOGRAPHIC PER2+ FOR 09/09/05 TO 01/01/06.

(9)               SOURCE: “ GLOBAL TV ACQUISITIONS” REPORT, INFORMA TELECOMS & MEDIA, FEBRUARY 15, 2006, BASED ON THE NUMBER OF TIMES A FREE-TO-AIR TV SERIES WAS LISTED IN YEAR-END TOP 10 RANKINGS WORLDWIDE.

(10)         SOURCE: NATIONAL NIELSEN RATINGS: PRIMETIME STD RANK – REGULAR PROGRAMS FOR DEMOGRAPHIC PER2+ FOR 09/09/05 TO 01/01/06.

CSI: MIAMI

CSI: CRIME SCENE INVESTIGATION

#1

•                       Sales of CSI: NY paced strongly in 2005. The third series in the franchise was sold around the world, joining the ranks of CSI: Crime Scene Investigation and CSI: Miami.

•                       In 2005, CSI: Crime Scene Investigation, CSI: Miami and CSI: NY were the second, third and fourth highest-rated U.S. dramas (respectively) in the U.K.(11)

•                       CSI: Crime Scene Investigation has become the all-time most successful foreign series in Spain. CSI: Miami and CSI: NY were the second and third highest-rated U.S. dramas in Spain during 2005.(12)

•                       Apart from the CSI franchise, we distribute our full library of more than 1,000 titles representing 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world.

(11)         BASED ON BARB DATA FROM 2005.

(12)         SOURCE: SOFRES, VIEWERS 4+.

TOP TO BOTTOM: CSI: NY

FOR BOTH PHOTOS

ENTERTAINMENT REVENUE	ENTERTAINMENT EBITDA
$ millions	$ millions

Operating Highlights

STRENGTH IN NUMBERS

MOTION PICTURE DISTRIBUTION

Our 2005 results confirmed that the portfolio approach taken by the Partnership to distributing motion pictures is resilient enough to withstand challenges, and continues to provide stable distributions to unitholders.

13,300 HOURS IN MOTION PICTURE DISTRIBUTION’S LIBRARY

WEDDING CRASHERS

TOP TO BOTTOM: BROKEN FLOWERS, PULP FICTION, AUSTIN POWERS: GOLD MEMBER

22 ACADEMY AWARD NOMINATIONS FOR MOVIES DISTRIBUTED BY THE PARTNERSHIP

•                       The backbone of the Partnership’s business is the portfolio of approximately 100 new theatrical releases each year, along with its library of long-term high-quality rights totalling approximately 5,000 titles and 13,300 hours.

•                       In 2005 the Partnership released a portfolio of more than 100 theatrical titles and more than 250 DVD titles in Canada, the U.K. and Spain.

•                       In 2005 the Partnership announced renewals of Canadian output agreements with New Line Cinema and Focus Features through 2008.

BROKEBACK MOUNTAIN

TOP TO BOTTOM: SPY KIDS, A HISTORY OF VIOLENCE, SHALL WE DANCE?

•                       Subsequent to year-end, the Partnership entered into a new Canadian output agreement with The Weinstein Company, which is expected to deliver up to 80 films over the next four years.

•                       The Partnership’s Quebec operations had another great year in 2005, with a 21% share of the Quebec box office, and released two of the top six titles of the year in Quebec.13

•                       The Partnership’s U.K. operations had a very good year, featuring a higher margin product mix. The library drove particularly strong growth in DVD and television sales.

•                       2005 was also a year where the foundation was laid for a stronger future in Spain. The Partnership focused their efforts on acquiring a greater number of titles for theatrical and DVD release. As planned, the Partnership has aggressively pursued multi-territory film acquisitions.

•                       Approximately 250 new titles are added to the library each year.

(13)         SOURCE: CINÉAC INC. 2005 RANKING OF DISTRIBUTORS’ BOX OFFICE SHARE IN QUEBEC.

21% MARKET SHARE OF FILM DISTRIBUTION IN QUEBEC IN 2005

MPD LP REVENUE	MPD LP EBITDA
$ millions	$ millions

ELF

Corporate Information

BOARD OF DIRECTORS

Anthony F. Griffiths (1),(2) Lead Director	Pierre DesRoches (4)	Rupert Duchesne*	Harold “Sonny” Gordon, Q.C. (4)	Ellis Jacob (1),(2)	Allen Karp, Q.C. (1),(3)

David J. Kassie (1),(3)	Dr. Margot Northey (2),(3)	Barry J. Reiter (1),(4)	Donald R. Sobey (2),(3)	Robert J. Steacy (2)

		Michael I. M. MacMillan (1) Executive Chairman	Phyllis N. Yaffe Chief Executive Officer

COMMITTEES OF THE BOARD OF DIRECTORS

(1)     Executive Committee

(2)     Audit Committee

(3)     Human Resources and Compensation Committee

(4)     Corporate Governance and Nominating Committee

Note: For additional information on our Board of Directors, please see our 2005 Annual Information Form.

*       Appointed March 2, 2006.

SENIOR MANAGEMENT

Brad Alles Executive Vice President, Sales	Norm Bolen Executive Vice President, Content	Andrew Callum Senior Vice President, Strategy	Heather Conway Executive Vice President, Marketing, Creative Services and Public Affairs	David Lazzarato Executive Vice President and Chief Financial Officer	Rita Middleton Senior Vice President, Finance and ITS

Ted Riley Executive Managing Director, International Content Distribution	Jackie Saad Senior Vice President, Human Resources	Andrea Wood Executive Vice President and General Counsel	Angela Young Senior Vice President, Internal Audit

HEAD OFFICE

Toronto

Alliance Atlantis Communications Inc.

121 Bloor Street East

Suite 1500

Toronto, ON

Canada

M4W 3M5

Tel: 416.967.1174

Fax: 416.960.0971

Cinevillage

65 Heward Avenue

Toronto, ON

Canada

M4M 2T5

Tel: 416.462.0246

Fax: 416.462.0254

REGIONAL OFFICES

Montreal

Alliance Atlantis Vivafilm*

455, St-Antoine ouest

bureau 300

Montreal, QC

Canada

H2Z 1J1

Tel: 514.878.2282

Fax: 514.878.2419

Halifax

IFC Canada

Suite 103

1649 Brunswick Street

Halifax, NS

Canada

B3J 2G3

Tel: 902.423.2662

Fax: 902.423.7862

Delaware

Momentum Pictures Holdings LLC*

802 West Street

Wilmington, DE

U.S.A.

19801

Tel: 302.428.1456

Fax: 302.428.0511

Los Angeles

Alliance Atlantis Productions Inc.

1543–7th Street

3rd Floor

Santa Monica, CA

U.S.A.

90401

Tel: 310.899.8000

Fax: 310.899.8100

New York

Alliance Atlantis Productions Inc.

1120 Avenue of the Americas

Suite 1502

New York, NY

U.S.A.

10036

Tel: 212.626.6536

Fax: 212.626.6537

Madrid

Aurum Producciones, S.A.*

12 Avenida de Burgos

10th & 11th Floors

28036

Madrid

Spain

Tel: +34 91 768 39 92

Fax: +34 91 302 57 64

Barcelona

Aurum Producciones, S.A.*

Rambla de Catalunya 88, 2o–1o

08008 Barcelona

Spain

Tel: +34 93 215 82 22

Fax: +34 93 215 31 97

Dublin

Alliance Atlantis International Television

Distribution Limited

40 Westland Row

Dublin 2

Ireland

Tel: 353 1 449 8400

Fax: 353 1 449 8470

London

Momentum Pictures *

184–192 Drummond Street

2nd Floor

London

United Kingdom

NW1 3HP

Tel: +44 20 7391 6900

Fax: +44 20 7383 0404

Alliance Atlantis Television Distribution Limited

21/22 Warwick Street

3rd Floor

London

United Kingdom

W1B 5NE

Tel: +44 20 7287 6800

Fax: +44 20 7287 6880

Stockholm

Momentum Pictures Sweden Holdings AB*

Stureplan 4C, 4tr

114 35 Stockholm

Sweden

Tel: 46 8 463 10 44

Fax: 46 8 463 10 70

Sydney

Alliance Atlantis International Television

TTY Limited

401 Darling Street

Suite 2

Balmain

Australia

NSW 2041

Tel: 612 9810 8922

Fax: 612 9810 8966

* MOTION PICTURE DISTRIBUTION LP

INVESTOR RELATIONS

Andrew Akman

Vice President, Corporate Development

and Investor Relations

Investor Line: 416.966.7272

E-mail: investor@allianceatlantis.com

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange –

AAC.A, AAC.B*

AUDITORS

PricewaterhouseCoopers LLP

Toronto, ON

Canada

TRANSFER AGENT

Computershare Investor Services Inc.

Toronto, ON

Canada

Tel: 1.800.564.6253

www.computershare.com

* TSX SYMBOL CHANGES FROM AAC.NV.B TO AAC.B ON MAY 10, 2006

121 Bloor Street East

Suite 1500

Toronto, ON

M4W 3M5

By phone or fax:

Tel: 416.967.1174

Fax:416.960.0971

www.allianceatlantis.com